MONEY MARKET OBLIGATIONS TRUST

FEDERATED TOTAL RETURN SERIES, INC.

FEDERATED U.S. GOVERNMENT SECURITIES FUND: 1-3 YEARS

FEDERATED EQUITY FUNDS

Federated Investors Funds

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

July 26, 2012

EDGAR Operations Branch

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-4720

Attention: Ms. Laura Hatch

Mr. John Grzeskiewicz

RE: MONEY MARKET OBLIGATIONS TRUST (“Registrant”)

Federated Prime Obligations Fund

Trust Shares

Service Shares

Federated U. S. Treasury Cash Reserves

Service Shares

Form N-14 1933 Act File No. 333-182375

1940 Act File No. 811-5950

FEDERATED TOTAL RETURN SERIES, INC. (“Registrant”)

Federated Total Return Bond Fund

Class A Shares

Service Shares

Form N-14 1933 Act File No. 333-182378

1940 Act File No. 811-7115

FEDERATED U.S. GOVERNMENT SECURITIES FUND: 1-3 YEARS (“Registrant”)

Service Shares

Form N-14 1933 Act File No. 333-182370

1940 Act File No. 811-3947

FEDERATED EQUITY FUNDS (“Registrant”)

Federated Capital Appreciation Fund

Class A Shares

Institutional Shares

Federated Mid Cap Growth Strategies Fund

Class A Shares

Intuitional Shares

Federated Strategic Value Dividend Fund

Class A Shares

Institutional Shares

Form N-14 1933 Act File No. 333-182368

1940 Act File No. 811-4017

Dear Ms. Hatch and Mr. Grzeskiewicz:

Each of the above named Registrants are filing this correspondence to respond to your comments to the above captioned Form N-14 filed with the Commission on June 27, 2012 and the N-14/A filed with the Commission on July 25, 2012.

In response to Ms. Hatch’s first comment, each Registrant will clarify the relevant disclosure in the Prospectus/Proxy Statement as follows (new language is underlined):

The Performance Funds Adviser also noted that all fees and expenses incurred by Funds would be paid by the Performance Funds Adviser or Federated, or their respective affiliates, and not by Fund shareholders, except that (1) the Federated Funds will bear expenses associated with the qualification of their shares for sale in various states on an as incurred basis, and (2) to the extent that the Performance Funds or Federated Funds dispose of portfolio securities in connection with the consummation of the proposed Reorganizations, the Funds may incur transaction expenses associated with the sale and purchase of such securities. The Performance Funds Adviser noted that the Performance Funds will likely dispose of certain securities prior to the proposed Reorganizations being consummated to better align the portfolios of the Performance Funds and Federated Funds. It currently is anticipated that each Federated Fund will acquire a significant number (if not nearly all) of the portfolio securities of each corresponding Performance Fund at the time of the Reorganizations. Given that the Reorganizations, if approved, would not be consummated until at least September 21, 2012, and given that fixed income securities may mature and the Performance Funds Adviser may otherwise determine to sell any security as part of its normal investment decision making process and purchase replacement securities, it is difficult to determine which portfolio securities of which Performance Funds will be sold in connection with the proposed Reorganizations. With this understanding, it is currently anticipated that each of the following Performance Funds will dispose of some portion (in each case likely less than 15% in market value, if not smaller, as of June 30, 2012) of its portfolio securities prior to the proposed Reorganizations being consummated: Performance U.S. Treasury Money Market Fund; Performance Short-Term Government Income Fund; Performance Intermediate Term Income Fund; Performance Strategic Dividend Fund; Performance Large Cap Equity Fund; Performance Mid Cap Equity Fund; and Performance Leaders Equity Fund.

In response to Ms. Hatch’s second comment, the parenthetical at the end of the last line of the introduction that appears before each fee table will be revised to read: “(which assumes the Reorganization occurred as of [First Day of Relevant Fiscal Year])”. For example, if the parenthetical at the end of the last line of the introduction before a fee table currently refers to “July 31, 2011”, the parenthetical would be revised to read: (“which assume the Reorganization occurred as of August 1, 2010”).”

In response to Ms. Hatch’s third comment, each Registrant requested that the Performance Funds consider Ms. Hatch’s comment and have been advised that the Performance Funds submit that the expense example numbers disclosed for the Class A Shares of each of the following Performance Funds are correct: Performance Money Market Fund; Performance Strategic Dividend Fund; Performance Large Cap Equity Fund; Performance Leaders Equity Fund; Performance Mid Cap Equity Fund; Performance Intermediate Term Income Fund; and Performance Short Term Government Income Fund. According to the Performance Funds, the Distribution and Service Plan (the “Plan”) for Class A Shares of these Performance Funds provides that each Fund may pay distribution and shareholder servicing fees of up to 0.35% of the Fund’s average daily net assets attributable to Class A Shares. However, the maximum amount that may be charged under the Plan for the current fiscal year has been set at 0.25% of the Fund’s average daily net assets attributable to Class A Shares (which is disclosed in the fee tables for these Performance Funds) and this amount may not be increased without the approval of the Performance Funds’ Board of Trustees (the “Board”). Given that the Board considers and reapproves the Plan on an annual basis, the Performance Funds indicated that the expense example numbers are calculated at 0.25% for the 1 year period and at 0.35% for the 3, 5 and 10 year periods. Consistent with the prospectus for these Performance Funds, the 0.35% maximum amount is disclosed under “Rule 12b-1 Fees” under “Summary – Advisory Fees, Services Fees, Rule 12b-1 Fees, Shareholder Fees and Other Expenses.”.

In response to Ms. Hatch’s fourth comment, the arrangements with respect to the Money Market Funds described under “Information About the Reorganizations – Agreement Between Federated, the Performance Funds Adviser and Trustmark National Bank” that describe certain contributions that may be required to be made by the Performance Funds Adviser to the Performance Funds that are Money Market Funds “in order to seek to address the potential impact of the Reorganizations on the gross yield of the Federated Prime Obligations Fund and Federated U.S. Treasury Cash Reserves and to address potential dilution to such Funds shareholders” do not apply to with respect to the Performance Funds that are Fluctuating Funds. These provisions are necessary for the Money Market Funds because money market funds maintain a stable NAV of $1.00 per share determined using amortized cost, which approximates market value, and the Federated Funds that are Money Market Funds will be issuing in the Reorganizations shares with a $1.00 NAV. Fluctuating Funds determine their NAV by determining the market value of their net assets and dividing by the number of shares outstanding. In the case of the Fluctuating Funds, the Federated Funds that are Fluctuating Funds will issues shares based upon the market value of the net assets received. Thus, the provisions that seek to address the potential impact of the Reorganizations on gross yield and potential dilution are not necessary.

In response to Ms. Hatch’s fifth comment, each Registrant will clarify the following relevant disclosure under “Information About the Reorganizations – Agreement Between Federated, the Performance Funds Adviser and Trustmark National Bank” as follows (new language is underlined):

The Performance Funds Adviser’s reimbursement, contribution and payment obligations related to the Performance Money Market Fund and the Performance U.S. Treasury Money Market Fund are subject to the condition that, if such obligations exceed a certain amount in the aggregate (in this case $100,000), the Performance Funds Adviser may elect (consistent with its fiduciary duties) not to satisfy its obligations over such threshold amount, in which case the Reorganization with respect to any Performance Fund that is a Money Market Fund for which there is any reimbursement, contribution and payment obligation would not be consummated unless Federated agrees otherwise, in which case the Performance Funds Adviser and Bank will be obligated to satisfy such obligations up to such threshold amount and, as necessary to seek to address the potential impact of the Reorganizations on the gross yield of the Federated Prime Obligations Fund and Federated U.S. Treasury Cash Reserves and to address potential dilution to such Funds shareholders, Federated would contribute any amount over the threshold amount. Federated’s decision to “agree otherwise” would be made following discussions with counsel to the Independent Trustees of the Federated Funds that are Money Market Funds. Federated would not “agree otherwise” unless shareholders of the Federated Funds that are Money Market Funds were afforded the same benefits as provided by the Performance Funds Adviser’s reimbursement, contribution and payment obligations. The Federated Funds Board approved the Reorganizations after being provided information that described the reimbursement, contribution and payment obligations, the threshold amount, the potential election by the Performance Funds Adviser and the potential agreement of Federated to “agree otherwise” as described above.

In response to Ms. Hatch’s sixth comment, each Registrant will clarify the following relevant disclosure, which appears in Footnote 2 to the respective capitalization tables for the Money Market Funds under “Information About the Reorganizations -- Description of the Performance Funds and the Federated Funds Capitalization,” as follows (new language is underlined):

2	Adjustments are to reflect an estimated capital contribution necessary to approximate the transfer of the Performance Money Market Fund’s assets at the NAV of the Federated Prime Obligations Fund. Any required capital contribution will be required to be made (subject to a threshold amount) by the Performance Funds Adviser. Please refer to “Information About the Reorganizations – Agreement Between Federated, the Performance Funds Adviser and Trustmark National Bank” for additional information about the requirements for these contributions and the threshold amount.

2	Adjustment is to reflect an estimated capital contribution necessary to approximate the transfer of the Performance U.S. Treasury Money Market Fund’s assets at the NAV of the Federated U.S. Treasury Cash Reserves. Any required capital contribution will be required (subject to a threshold amount) to be made by the Performance Funds Adviser. Please refer to “Information About the Reorganizations – Agreement Between Federated, the Performance Funds Adviser and Trustmark National Bank” for additional information about the requirements for these contributions and the threshold amount.

In response to Ms. Hatch’s seventh comment, each Registrant will clarify the following relevant disclosure, which appears under “Information About the Reorganizations – Description of the Agreements and Plans of Reorganization,” as follows (new language is underlined):

In each Reorganization, the value of the Performance Fund’s assets to be acquired by the Federated Fund hereunder shall be the value of such assets at the closing on the Closing Date, after the declaration and payment of any dividends and/or other distributions on that date, using the valuation procedures set forth in the Federated Registrant’s Declaration of Trust/Articles of Incorporation and the Federated Fund’s then current prospectus and SAI or such other valuation procedures as shall be mutually agreed upon by the parties (and approved by the Federated Funds Board and Performance Funds Board). The significant differences in the valuation procedures of the Performance Funds and the valuation procedures of the Federated Funds can be described as follows: (1) While both the Federated Funds and Performance Funds utilize the last sale price on a national securities exchange to value equity securities traded on exchanges (and the official closing price for equity securities traded on NASDAQ), if there are not recorded sales, the Performance Funds utilize the closing bid prices on the exchanges while the Federated Funds utilize the mean between the closing bid and ask prices on the exchanges; and (2) While both the Performance Funds and the Federated Funds utilize pricing services to value fixed income securities, for certain securities (a) the Federated Funds may use pricing services that differ from the pricing service used by the Performance Funds, (b) Federated may utilize either a bid price or the mean between a bid and ask price, and (c) Federated receives a price from a pricing service as of 4:00 p.m. while the Performance Funds may receive a price from a pricing service as of 3:00 p.m. Both the Federated Funds and the Performance Fund evaluate, and, when deemed appropriate and possible, challenge, the prices provided by pricing services, and will continue to evaluate, and when deemed appropriate and possible, challenge the prices provided by pricing services through the consummation of the Reorganizations. The Federated Funds and Performance Funds also have conducted, and may periodically conduct, price tests of the Performance Funds’ portfolio securities using the Federated Funds’ valuation procedures. It is not anticipated that the use of a Federated Fund’s valuation procedures will result in a material revaluation of a Performance Fund’s assets, or the net asset value of the Performance Fund’s shares, at the time of the Reorganizations. The differences in the valuation procedures may, however, result in individual securities having lower or higher values at the valuation time than was used to calculate the NAV of an applicable Performance Fund prior to such time.  As a result, the dollar value of a Performance Fund’s shareholder’s investment may be lower or higher using the valuation procedures of the Federated Funds. Based on a July 20, 2012 price test, the differences between valuation procedures used by the Federated Funds and the Performance Funds revealed a negative impact on the NAV per share of only the Performance Short Term Government Income Fund, and the impact was less than one-tenth of $0.01. Given that the Reorganizations, if approved, would not be consummated until at least September 21, 2012, and that prices of securities change, it is difficult to assess the impact that the differences in the valuation procedures may have at the time any Reorganization is consummated. Since the Money Market Funds are money market funds, and value their shares at a NAV of $1.00 per share, it is expected that the Performance Money Market Fund and the Performance U.S. Treasury Money Market Fund shareholders will receive the same number of shares of the Federated Prime Obligations Fund and Federated U.S. Treasury Cash Reserves, as applicable, as they currently hold in the Performance Money Market Fund or the Performance U.S. Treasury Money Market Fund.

In response to Ms. Hatch’s eighth comment, each Registrant will mark in each “Schedule of Investments” in the Statement of Additional Information (“SAI”) those portfolio securities that the Performance Fund Adviser and Federated Adviser currently know will be sold because of the proposed Reorganizations.

In response to Ms. Hatch’s ninth comment, each Registrant will add in the SAI market value information under “Assets and Liabilities” for the Federated Funds that engage in securities lending.

In response to Ms. Hatch’s tenth comment, each Registrant will add the following language at the end of each footnote that discusses an adjustment due to a voluntary waiver (as opposed to a Fee Limit that may not be terminated or increased without Federated Fund Board approval): “This voluntary waiver may be changed or terminated, without Federated Fund Board approval, at the discretion of (as applicable) the Federated Fund Adviser or its affiliates or the other service provider. The amount of the voluntary waiver may increase or decrease depending upon the level of the fees actually being charged, increases or decreases in fund net assets, or other factors.”

In response to Mr. Grzeskiewicz’s first comment, each Registrant inquired with the Performance Funds Adviser and was informed to revise the relevant disclosure under “Summary – Reasons for the Proposed Reorganization” as follows (new language is underlined):

The Performance Funds Adviser advised the Performance Funds Board that the Reorganizations are being proposed, from its perspective, for financial and strategic reasons. The Performance Funds Adviser has determined to discontinue and sell its advisory business with respect to its management of the Performance Funds and to discontinue its sponsorship of such Performance Funds. This decision was based on a variety of factors, including increasing and potentially uncertain regulatory requirements (such as, for example, pending money market fund reform and potential new registration requirements for mutual funds under the Commodities Exchange Act), increasing compliance and operational costs, the interest rate and market environments surrounding money funds, and pursuing alternative business objectives.

In response to Mr. Grzeskiewicz’s second comment, the Registrants will file the tax opinions delivered in connection with the consummation of the reorganizations as a post-effective amendment to the Form N-14, and will utilize the correct 1933 Act number when making the filing.

In response to Mr. Grzeskiewicz’s third comment, based on a July 25, 2012 conversation between Mr. Grzeskiewicz and George Magera from Reed Smith LLP, the Registrants are not going to change the order of various sections in the Prospectus/Proxy Statement. The organization of the Prospectus/Proxy Statement is consistent with other prospectus/proxy statements filed in the past. The table of contents, and the cross-references to other sections of the Prospectus/Proxy Statement within the “Summary” section, assist shareholders in locating relevant information about the eight proposed reorganizations.

In response to Mr. Grzeskiewicz’s fourth comment, based on a July 25, 2012 conversation between Mr. Grzeskiewicz and George Magera from Reed Smith LLP, a specific provision under Form N-14 requiring this information could not be provided. The Performance Funds Adviser and Federated Funds Adviser, or their affiliates, will bear the costs of the reorganizations, except for certain limited expenses (e.g., blue sky fees for registering shares, and portfolio transaction costs), that mutual funds ordinarily incur. The costs borne by the Performance Funds Adviser and Federated Funds Adviser also could vary depending upon whether internal or third-party, out-of-pocket costs are included, whether additional solicitation will be required and other factors. Certain costs also may be incurred by them on a blanket, as opposed to a per transaction, basis; therefore, it is difficult to estimate transaction costs, particularly on a per transaction basis. Given the foregoing, and that this information would seem to be of limited utility to shareholders, the Registrants are not providing an estimate of the costs of the reorganizations. The Registrants will, however, clarify the following disclosure under “Information About the Reorganizations – Costs of Reorganizations per Mr. Grzeskiewicz’s fourth comment (new language is underlined):

Under the Plans, the Performance Funds and the Federated Funds will not bear any expenses associated with their participation in the Reorganizations, and all expenses incurred by Performance Funds and Federated Funds would be paid by the Performance Funds Adviser or Federated, or their respective affiliates, and not by Fund shareholders, except as contemplated below and under Article IX of each Plan, forms of which are attached as Annex A-1 (Money Market Funds) and Annex A-2 (Non-Money Market Funds) and incorporated herein by reference. The Federated Advisers and/or the Performance Funds Adviser, or their affiliates, will bear certain expenses associated with the Performance Funds’ and the Federated Funds’ participation in the Reorganizations as agreed between them. Such Reorganization expenses include: (a) expenses associated with the preparation and filing of proxy materials; (b) postage; (c) printing; (d) accounting fees; (e) legal and accounting fees incurred in connection with the preparation of the proxy materials (f) solicitation costs of the transaction; and (g) other related administrative or operational costs. Each of the foregoing expenses will be borne by Federated, the Performance Funds Adviser, or their affiliates, as agreed between Federated and the Performance Funds Adviser, and will not be borne by the Funds. The Federated Funds will bear expenses associated with the qualification of Federated Fund shares for sale in the various states on an as incurred basis. In addition, to the extent that any disposal of portfolio securities is required in connection with a Reorganization, the Funds may incur transaction expenses associated with the sale and purchase of portfolio securities. The Federated Funds also may dispose of certain securities, and acquire replacement securities, after the Reorganizations are consummated in the ordinary course. The amount of transaction costs incurred by each Performance Fund and each Federated Fund in connection with these potential sales and acquisitions of portfolio securities is not expected to be significant.

If you have any questions in regards to this correspondence, please do not hesitate to contact me at (412) 288-7574.

Very truly yours,

/s/ M. Allison Miller

M. Allison Miller

Senior Paralegal